**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C.  20549**

**FORM 8-K**

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):  February 23, 2010

SILGAN HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

| Delaware | 000-22117 | 06-1269834 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 4  Landmark Square, Stamford, Connecticut | 06901 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:  (203) 975-7110

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## Section 8—Other Events

**Item 8.01.   Other Events.**

On February 23, 2010, the Registrant announced that its Board of Directors declared a quarterly cash dividend on its common stock of $0.21 per share, payable on March 23, 2010 to the holders of record of common stock of the Registrant on March 9, 2010, representing a 10.5 percent increase in the Registrant's quarterly dividend. For additional information regarding this announcement, refer to Exhibit 99.1 filed with this Current Report on Form 8-K.

## Section 9—Financial Statements and Exhibits

**Item 9.01.   Financial Statements and Exhibits**.

*(d)        Exhibits*

Exhibit No.                                     Description

99.1                         Press Release dated February 23, 2010 regarding the declaration of a quarterly cash dividend.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SILGAN HOLDINGS INC.

By:  /s/ Frank W. Hogan, III
Frank W. Hogan, III
Senior Vice President, General Counsel
  and Secretary

Date:  February 25, 2010

3

INDEX TO EXHIBITS

| Exhibit No. | Description |
|---|---|
| 99.1 | Press Release dated February 23, 2010 regarding the declaration of a quarterly cash dividend. |